Exhibit 99.4

INSTRUMENT OF TRANSFER

LEARNINGON LIMITED

I, Han Shaoyun

of Room 301, Unit 1, Building 1, Yard 1, Chenghui Road, Chaoyang District, Beijing, China

in consideration of the Sum of Nil

paid to us by Han Lijuan

of Han Yuan, No. 6, Youyi East Road, Taiyilu Street, Beilin District, Xi'an City, Shaanxi Province, China

(hereinafter called "the said Transferee") do hereby transfer to the said Transferee the 50,000 shares numbered 1-50,000 standing in my name in the Register of Learningon Limited to hold unto the said transferee her Executors, Administrators or Assigns, subject to the several conditions upon which my hold the same at the time of execution hereof. And I the said Transferee do hereby agree to take the said share subject to the same conditions.

Witness to our hands the        2th November, 2023

Witness to the signature(s) of the Transferor

/s/ Han Shaoyun
Han Shaoyun (Transferor)

Witness to the signature(s) of the Transferee

/s/ Han Lijuan
Han Lijuan (Transferee)